Form N-SAR
Item 77C
Submission of Matters to a Vote of Shareholders
The RBB Fund, Inc.


A Special Meeting of Shareholders of The RBB Fund, Inc.'s
(the "Company") Robeco Boston Partners Large Cap Value Fund
(the "Fund") was held on December 17, 2008 (the "Meeting").
The following proposal was submitted for a vote of the Fund's shareholders at the Meeting:

1. Approval of the Agreement and Plan of Reorganization between the Company, on behalf of the Fund, and John
   Hancock Funds III, on behalf of its series John Hancock
   Disciplined Value Fund.

   With respect to the proposal, the following votes were received:

   For            Against           Abstain

   2,568,959      45,169            15,908

Based on the votes received, the Agreement and Plan of Reorganization was approved by shareholders of the Fund.